SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Under Armour, Inc.

(Name of issuer)

Class A Common Stock, $0.0003 1/3 par value per share

(Title of class of securities)

904311107

(CUSIP number)

Kevin A. Plank

President, Chief Executive Officer and Chairman

Under Armour, Inc.

1020 Hull Street

Baltimore, MD 21230

(410) 454-6428

(Name, address and telephone number of person authorized to receive notices and communications)

November 19, 2010

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 904311107			Page 2 of 5 Pages
1	Name of reporting persons Kevin A. Plank
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 12,500,100*
	8	Shared voting power 0
	9	Sole dispositive power 12,500,100*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 12,500,100*
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 24.5%
14	Type of reporting person (see instructions) IN

*	Includes 100 shares of Class A Common Stock owned directly by the Reporting Person, 11,801,025 shares of Class A Common Stock that can be acquired, upon the election of the Reporting Person, through the conversion of 11,801,025 shares of Class B Common Stock owned directly or indirectly in trust by the Reporting Person, and 698,975 shares of Class A Common Stock that can be acquired, upon the election of the Reporting Person, through the conversion of 698,975 shares of Class B Common Stock owned by two limited liability companies for which the Reporting Person can appoint the manager.

CUSIP No. 904311107	Page 3 of 5

This Amendment No. 4 (the “Amendment”) amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on December 5, 2005, subsequently amended and supplemented by Amendment No. 1, filed with the Commission on June 7, 2006, and Amendment No. 2, filed with the Commission on December 18, 2006 and Amendment No. 3, filed with the Commission on November 6, 2007 (as amended, the “Schedule 13D”), by Kevin A. Plank (the “Reporting Person”), relating to the common stock, par value $0.0003 1/3 per share (the “Class A Common Stock”), of Under Amour, Inc., a Maryland corporation (the “Issuer”). Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to such terms in the Schedule 13D.

Item 4.	Purpose of Transaction

This Amendment amends and restates Item 4 of the Schedule 13D in its entirety as set forth below:

As described in Item 3, the shares of Class A Common Stock and Class B Common Stock beneficially owned by the Reporting Person were acquired in connection with the Issuer’s initial public offering and in connection with a distribution from a limited partnership in which the Reporting Person is a limited partner. The Reporting Person is a founder of the Issuer and prior to the Issuer’s initial public offering the Reporting Person owned approximately 44% of the equity of the Issuer.

Each share of Class B Common Stock entitles the Reporting Person to 10 votes for each share of the Issuer’s Class A Common Stock on all matters on which the holders of the Issuer’s Class A Common Stock are entitled to vote. Shares of Class A and Class B Common Stock vote together as a single class in all matters submitted to a vote of stockholders. As a result, the Reporting Person beneficially owns shares of Class B Common Stock and Class A Common Stock representing approximately 76.5% of the combined voting power of the Issuer outstanding as of October 31, 2010. Accordingly, the Reporting Person is in a position to control the outcome of substantially all matters submitted to the holders of Class A Common Stock of the Issuer, including, but not limited to the election of directors, mergers, and other business combinations. Subject to the fiduciary responsibilities of the directors to the Issuer, the Reporting Person, through his ability to control the outcome of any election of directors, is able to direct management policy, strategic direction and financial decisions of the Issuer.

The Reporting Person may, from time to time, depending on market conditions and other factors deemed relevant by the Reporting Person, acquire additional shares of Class A Common Stock. The Reporting Person reserves the right to, and may in the future choose to, change his purpose with respect to his investment and take such actions as he deems appropriate in light of the circumstances including, without limitation, to dispose of, in the open market, in a private transaction or by gift, all or a portion of the shares of common stock which the Reporting Person now owns or may hereafter acquire.

On November 19, 2010, the Reporting Person entered into a pre-arranged stock trading plan to sell shares of the Company’s Class B Common Stock. The trading plan is designed to comply with Rule 10b5-1 under the Securities Exchange Act of 1934. The trading plan entered into by the Reporting Person provides for the sale, over a period of approximately ten months beginning in February 2011, of up to 1,125,000 shares of the Company’s Class B Common Stock held by him personally and up to 125,000 shares of the Company’s Class B Common Stock for his charitable foundation. If the Reporting Person completes all the planned sales under this trading plan, he would beneficially own 11,250,100 shares of Class B Common Stock and Class A Common Stock, representing approximately 22.1% of the total shares of Class A and Class B Common Stock outstanding as of October 31, 2010 and representing approximately 73.9% of the combined voting power of the Issuer outstanding as of October 31, 2010.

CUSIP No. 904311107	Page 4 of 5

Except as described herein, the Reporting Person does not have any present plans or proposals that relate to, or would result in, the acquisition of additional securities of the Issuer, the disposition of securities of the Issuer, an extraordinary corporate transaction involving the Issuer or any of its subsidiaries, a sale or transfer of a material amount of the Issuer’s or any of its subsidiaries’ assets, a change in the present Board of Directors or management of the Issuer, a material change in the present capitalization or dividend policy of the Issuer, any other material change to the Issuer’s business or corporate structure, a change in the Issuer’s charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person, the delisting or deregistration of any of the Issuer’s securities or any action similar to the listed actions.

Item 5.	Interest in Securities of the Issuer.

This Amendment amends and restates Item 5 of the Schedule 13D in its entirety as set forth below:

(a) As of the date of this report, the Reporting Person beneficially owns an aggregate of 12,500,100 shares of Class A Common Stock. As noted above, the number of shares beneficially owned by the Reporting Person includes 12,500,000 shares of Class A Common Stock issuable upon conversion of 12,500,000 shares of Class B Common Stock. The Reporting Person’s holdings represent approximately 24.5% of the Issuer’s outstanding common shares (based upon 50,996,515 shares of Class A Common Stock deemed outstanding assuming issuance of the 12,500,000 shares of Class A Common Stock upon conversion of the outstanding shares of Class B Common Stock). Shares beneficially owned by the Reporting Person represent approximately 76.5% of the total voting power of the combined voting classes of the capital stock of the Issuer.

(b) As of the date of this report, the Reporting Person has the sole power to vote or direct the voting of, and sole power to dispose or direct the disposition of, all of the shares of Class A Common Stock beneficially owned by him, including 698,975 shares of the Issuer’s Class A Common Stock that can be acquired upon the conversion of 698,975 shares of Class B Common Stock that are owned by two limited liability companies controlled by the Reporting Person; provided, however, that the Reporting Person has appointed Thomas J. Sippel, a director of the Issuer, as the manager of the two limited liability companies and the manager of the companies has voting control, and shares investment control with the Reporting Person, over the shares held by the two limited liability companies.

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

This Amendment amends and restates Item 6 of the Schedule 13D in its entirety as set forth below:

The Reporting Person was entitled to certain rights with respect to the registration of the Issuer’s common stock pursuant to a Registration Rights Agreement dated September 30, 2003 (the “Registration Rights Agreement”) among the Issuer and, among others, the Reporting Person. The Registration Rights Agreement provided for piggyback registration rights pursuant to which the Reporting Person could request registration of his shares when the Issuer registers shares. Pursuant to its terms, the Registration Rights Agreement terminated on November 23, 2010, the date that was five years from the closing of the Issuer’s initial public offering.

CUSIP No. 904311107	Page 5 of 5

SIGNATURE

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

November 24, 2010
Date

/s/ Kevin A. Plank
Signature

Kevin A. Plank
Name/Title